SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. - Petrobras and Subsidiaries

Consolidated Financial Statements
March 31, 2007 and 2006
with Review Report of Independent
Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Review report of independent registered public accounting firm

To the Board of Directors and Shareholders
Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras (and subsidiaries) as of March 31, 2007, the related condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the three-month periods ended March 31, 2007 and 2006. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

June 6, 2007

KPMG Auditores Independentes

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2007 and December 31, 2006
Expressed in Millions of United States Dollars

	March 31,	December 31,
	2007	2006

	(unaudited)	(Note 1)

Assets

Current assets
Cash and cash equivalents	9,667	12,688
Marketable securities	382	346
Accounts receivable, net	6,498	6,311
Inventories (Note 5)	6,304	6,573
Deferred income taxes	540	653
Recoverable taxes	2,936	2,593
Advances to suppliers	1,026	948
Other current assets	1,117	843

	28,470	30,955

Property, plant and equipment, net	62,829	58,897

Investments in non-consolidated companies and other investments	3,241	3,262

Other assets
Accounts receivable, net	918	513
Advances to suppliers	941	852
Petroleum and Alcohol account – receivable
from Federal Government (Note 6)	385	368
Government securities	544	479
Marketable securities	160	94
Restricted deposits for legal proceedings and guarantees (Note 13)	807	816
Recoverable taxes	1,569	1,292
Deferred income taxes	72	61
Goodwill	246	243
Prepaid expenses	201	244
Inventories (Note 5)	214	210
Other assets	577	394

	6,634	5,566

Total assets	101,174	98,680

The accompanying notes are an integral part of these consolidated financial statements.

	March 31,	December 31,
	2007	2006

Liabilities and shareholders’ equity	(unaudited)	(Note 1)

Current liabilities
Trade accounts payable	4,713	5,418
Short-term debt (Note 7)	1,347	1,293
Current portion of long-term debt (Note 7)	1,560	2,106
Current portion of project financings (Note 9)	2,374	2,182
Current portion of capital lease obligations (Note 10)	218	231
Accrued interest	290	247
Income taxes payable	347	235
Taxes payable, other than income taxes	3,634	3,122
Deferred income taxes	4	8
Payroll and related charges	1,178	1,192
Dividends and interest on capital payable	772	3,693
Contingencies (Note 13)	27	25
Advances from customers	1,187	880
Employees’ post-retirement benefits obligation – Pension (Note 11)	169	198
Other payables and accruals	1,113	956

	18,933	21,786

Long-term liabilities
Long-term debt (Note 7)	10,467	10,510
Project financings (Note 9)	4,524	4,192
Capital lease obligations (Note 10)	746	824
Employees’ post-retirement benefits obligation - Pension (Note 11)	5,019	4,645
Employees’ post-retirement benefits obligation - Health care (Note 11)	5,824	5,433
Deferred income taxes	3,034	2,916
Provision for abandonment	1,547	1,473
Contingencies (Note 13)	203	208
Other liabilities	549	428

	31,913	30,629

Minority interest	2,009	1,966

The accompanying notes are an integral part of these consolidated financial statements.

	March 31,	December 31,
	2007	2006

Shareholders’ equity (Note 12)	(unaudited)	(Note 1)
Shares authorized and issued
Preferred share – 2007 and 2006 - 1,850,364,698 shares	7,718	7,718
Common share – 2007 and 2006 - 2,536,673,672 shares	10,959	10,959
Capital reserve	181	174
Retained earnings
Appropriated	24,717	23,704
Unappropriated	11,680	10,541
Accumulated other comprehensive income
Cumulative translation adjustments	(4,238)	(6,202)
Post-retirement benefit reserves adjustments, net of tax (US$1,102 and
US$1,058 for March 31, 2007 and December 31, 2006, respectively) - pension
cost (Note 11)	(2,139)	(2,052)
Post-retirement benefit reserves adjustments, net of tax (US$530 and US$508 for March 31, 2007 and December 31, 2006, respectively) - health care cost (Note
11)	(1,029)	(987)
Unrealized gains on available for sale securities, net of tax (US$13 and US$47
for March 31, 2007 and December 31, 2006, respectively)	472	446
Unrecognized loss on cash flow hedge, net of tax	(2)	(2)

	48,319	44,299

Total liabilities and shareholders’ equity	101,174	98,680

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
March 31, 2007 and 2006
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Three-month period ended
	March 31,

	2007	2006

Sales of products and services	23,700	21,225
Less:
Value-added and other taxes on sales and services	(4,427)	(4,173)
Contribution of intervention in the economic domain charge - CIDE	(873)	(838)

Net operating revenues	18,400	16,214

Cost of sales	10,455	8,112
Depreciation, depletion and amortization	1,157	816
Exploration, including exploratory dry holes	302	138
Selling, general and administrative expenses	1,358	1,137
Research and development expenses	180	113
Other operating expenses	733	81

Total costs and expenses	14,185	10,397

Equity in results of non-consolidated companies	29	10
Financial income (Note 8)	306	(192)
Financial expenses (Note 8)	(106)	(231)
Monetary and exchange variation on monetary assets and liabilities, net
(Note 8)	(337)	112
Employee benefit expense for non-active participants	(226)	(253)
Other taxes	(142)	(108)
Other expenses, net	15	(41)

	(461)	(703)

Income before income taxes and minority interest	3,754	5,114

The accompanying notes are an integral part of these consolidated financial statements.

	Three-month period ended
	March 31,

	2007	2006

Income taxes expense (Note 4)
Current	(1,318)	(1,371)
Deferred	(110)	(362)

	(1,428)	(1,733)

Minority interest in results of consolidated subsidiaries	(167)	(218)

Net income for the period	2,159	3,163

Net income applicable to each class of shares
Common	1,248	1,829
Preferred	911	1,334

Net income for the period	2,159	3,163

Basic and diluted earnings per: (Note 12)
Common and Preferred share	0.49	0.72
Common and Preferred ADS	1.96	2.88

Weighted average number of shares outstanding
Common	2,536,673,672	2,536,673,672
Preferred	1,850,364,698	1,849,478,028

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
March 31, 2007 and 2006
Expressed in Millions of United States Dollars
(Unaudited)

	Three-month period
	ended March 31,

	2007	2006

Cash flows from operating activities
Net income for the period	2,159	3,163
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	1,157	816
Dry hole costs	50	77
Loss on sale of property, plant and equipment	91	33
Amortization of deferred purchase incentive	-	(13)
Deferred income taxes	110	362
Equity in results of non-consolidated companies	(29)	(10)
Minority interest in results of consolidated subsidiaries	167	218
Accretion expense – asset retirement obligation	-	35
Foreign exchange and monetary (gain)/loss	224	(25)
Financial expense/(income) on gas hedge operations	-	384

Decrease (increase) in assets
Accounts receivable, net	(395)	114
Marketable securities	(82)	31
Inventories	327	(652)
Recoverable taxes	(482)	(239)
Advances to suppliers	(112)	(74)
Other	280	(122)

Increase (decrease) in liabilities
Trade accounts payable	(808)	294
Payroll and related charges	(53)	(177)
Taxes payable, other than income taxes	110	50
Income taxes payable	379	562
Employee’s post-retirement benefits, net of unrecognized obligation	119	269
Other liabilities	251	(172)

Net cash provided by operating activities	3,463	4,924

The accompanying notes are an integral part of these consolidated financial statements.

	Three-month period
	ended March 31,

	2007	2006

Cash flows from investing activities
Additions to property, plant and equipment	(3,674)	(2,666)
Other	129	(20)

Net cash used in investing activities	(3,545)	(2,686)

Cash flows from financing activities
Short-term debt, net of issuances and repayments	158	(82)
Proceeds from issuance and draw-down on long-term debt	428	103
Principal payments of long-term debt	(1,284)	(602)
Proceeds from project financings	747	322
Payments of project finacings	(447)	(147)
Payments of capital lease obligations	(55)	(49)
Dividends paid to shareholders	(2,815)	(1,847)
Dividends paid to minority interests	(10)	(18)

Net cash used in financing activities	(3,278)	(2,320)

Decrease in cash and cash equivalents	(3,360)	(82)
Effect of exchange rate changes on cash and cash equivalents	339	629
Cash and cash equivalents at beginning of period	12,688	9,871

Cash and cash equivalents at end of period	9,667	10,418

Supplemental cash flow information:
Cash paid during the period for:
Interest	323	456
Income taxes	874	1,048
Withholding income tax on financial investments	9	28

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
March 31, 2007 and 2006
Expressed in Millions of United States Dollars
(Unaudited)

	Three-month period ended March 31,

	2007	2006

Preferred shares
Balance at January 1	7,718	4,772

Balance at March 31	7,718	4,772

Common shares
Balance at January 1	10,959	6,929

Balance at March 31	10,959	6,929

Capital reserve - fiscal incentive
Balance at January 1	174	159
Transfer from unappropriated retained earnings	7	12

Balance at March 31	181	171

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance at January 1	(6,202)	(9,432)
Change in the period	1,964	2,477

Balance at March 31	(4,238)	(6,955)

Post-retirements benefit reserves adjustments, net of tax -
pension cost
Balance at January 1	(2,052)	(1,930)
Change in the period	(87)	(148)

Balance at March 31	(2,139)	(2,078)

The accompanying notes are an integral part of these consolidated financial statements.

	Three-month period ended March 31,

	2007	2006

Post-retirements benefit reserves adjustments, net of tax - health care cost
Balance at January 1,	(987)	-
Change in the period	(42)	-

Balance at March 31	(1,029)	-

Unrecognized gains on available-for-sale securities, net of tax
Balance at January 1	446	356
Unrealized gains	39	28
Tax effect on above	(13)	(10)

Balance at March 31	472	374

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1	(2)	-

Balance at March 31	(2)	-

Appropriated retained earnings
Legal reserve
Balance at January 1	3,045	2,225
Transfer from unappropriated retained earnings, net of gain or loss on
translation	130	172

Balance at March 31	3,175	2,397

The accompanying notes are an integral part of these consolidated financial statements.

	Three-month period ended March 31,

	2007	2006

Undistributed earnings reserve
Balance at January 1	20,074	17,439
Transfer from unappropriated retained earnings, net of gain or loss on
translation	858	1,353

Balance at March 31	20,932	18,792

Statutory reserve
Balance at January 1	585	431
Transfer from unappropriated retained earnings, net of gain or loss on
translation	25	33

Balance at March 31	610	464

Total appropriated retained earnings	24,717	21,653

Unappropriated retained earnings
Balance at January 1	10,541	11,968
Net income for the period	2,159	3,163
Appropriation (to) fiscal incentive reserves	(7)	(12)
Appropriation (to) reserves	(1,013)	(1,558)

Balance at March 31	11,680	13,561

Total shareholders' equity	48,319	38,427

Comprehensive income is comprised as follows:
Net income for the period	2,159	3,163
Cumulative translation adjustments	1,964	2,477
Post-retirement benefit reserves adjustments, net of tax - pension cost	(87)	(148)
Post-retirement benefit reserves adjustments, net of tax - health care cost	(42)	-
Unrealized gain on available-for-sale securities	26	18

Total comprehensive income	4,020	5,510

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)
(unaudited)

1. Basis of Financial Statements Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006 and the notes thereto.

The balance sheet at December 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2007.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

2. Recently Adopted Accounting Standards

a) FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109 (FIN 48)

In July 2006, the FASB issued FIN 48, which became efective on January 1, 2007. (see Note 4).

3. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains a corporate risk management policy that is executed under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an assets or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

a) Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility which may impact the value of certain of the Company’s obligations. The Company currently uses zero-cost foreign exchange collars to implement this strategy.

The call option component of the Company’s zero cost foreign exchange collars at March 31, 2007 had a fair value of US$23 (US$21 at December 31, 2006) and the put option components a fair value of zero at March 31, 2007 and at December 31, 2006.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

a) Foreign currency risk management (Continued)

At March 31, 2007, the subsidiary Petrobras Energia Participaciones S.A. - PEPSA had forward sales of US dollars in exchange for Argentine pesos. During the three-month periods ended March 31, 2007 and 2006, PEPSA recognized profits for such contracts of zero and US$1, respectively. As of March 31, 2007 and December 31, 2006 the face value of effective contracts amounted to US$10 and US$18, respectively, at the average exchange rate of 3.25 and 3.26 Argentine pesos per US dollar, respectively. Other than the above-mentioned operations, as of March 31, 2007, PEPSA did not have any other positions in derivatives instruments.

b) Commodity price risk management

Petroleum and oil products

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges for anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatility of such prices.

The Company's exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur. For the three-month periods ended March 31, 2007 and 2006, the Company entered into commodity derivative transactions for 24.1% and 15.0%, respectively, of its total import and export trade volumes.

The open positions in the futures market, compared to spot market value, resulted in recognized losses of US$22 and of US$3 during the three-month periods ended March 31, 2007 and 2006, respectively.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

c) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Counsel. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company will consider assessing the use of various types of derivatives to reduce its exposure to interest rate fluctuations and may use such financial instruments in the future.

d) Cash flow hedge

In September, 2006, PifCo entered into cross currency swap under which it swaps principal and interest payments on Yen denominated bonds for U.S. dollar amounts. Under U.S. GAAP, foreign currency cash flow hedges can only be designated as such when hedging the risk to the entity’s functional currency, and therefore, this cross currency swaps is qualified for hedge accounting designation take into account that PifCo’s functional currency is the US dollar, and the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective.

e) Natural gas derivative contract

In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or "GSA") to supply thermoelectric plants and for other uses in Brazil, the Company entered into a contract, with the company Empresa Petrolera ANDINA, a gas producer in Bolivia, that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the "PVRC"), was executed with the purpose of reducing the effects of price volatility under the GSA.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

e) Natural gas derivative contract (Continued)

The terms of the PVRC provided for a price collar for the period from 2005 to 2019, with the Company receiving cash payments when the calculated price is above the established ceiling, and the Company making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.

Due to the new Hydrocarbons Law of Bolivia (see Note 15), the other party to the PVRC contested the contract, alleging among others, “force majeure” and excessive onus. Consequently, the Company adjusted the fair value asset and liabilities related to the PVRC by recording a financial expense of US$328 during the first quarter of 2006 as a result of the tax increases in Bolivia.

On August 12, 2006, the parties agreed to cancel the PVRC. As a result, on August 14, 2006 the Company received US$41, wrote-off accounts receivable related to the PVRC amounting to US$77, and wrote-off the remaining fair value asset of US$94 as a consequence of the cancellation of contract.

4. Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively for the three-month periods ended March 31, 2007 and 2006.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate.

4. Income Taxes (Continued)

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). This Interpretation provides guidance on recognition, classification and disclosure concerning uncertain tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted this Interpretation effective January 1, 2007. The adoption did not have a material impact on Petrobras’ consolidated financial statements.

The Company and its subsidiaries file tax returns in Brazilian jurisdiction and in many foreign jurisdictions. Audits in major jurisdictions are generally complete through 2001. The Company classifies interest on income tax related balances as interest expense or interest income and classifies tax related penalties as operating expenses. At January 1, 2007, the Company had no material accrued interest and penalties payable.

The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in these consolidated financial statements.

	Three-month period ended March , 31

	2007	2006

Income before income taxes and minority interest
Brazil	3,810	4,905
International	(56)	209

	3,754	5,114

Tax expense at statutory rates – (34%)	(1,276)	(1,739)
Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(72)	(56)
Change in valluation allowance	25	-
Other	(105)	62

Income tax expense per consolidated statement of income	(1,428)	(1,733)

4. Income Taxes (Continued)

The following table shows a breakdown between domestic and international income tax expense (benefit) recorded in these consolidated financial statements:

	Three-month period ended March , 31

	2007	2006

Income tax expense per consolidated statement of
income:
Brazil
Current	(1,277)	(1,325)
Deferred	(115)	(346)

	(1,392)	(1,671)

International
Current	(41)	(46)
Deferred	5	(16)

	(36)	(62)

	(1,428)	(1,733)

5. Inventories

	March 31,	December 31,
	2007	2006

Products
Oil products	2,105	2,220
Fuel alcohol	191	160

	2,296	2,380
Raw materials, mainly crude oil	2,742	2,989
Materials and supplies	1,386	1,274
Other	94	140

	6,518	6,783

Current inventories	6,304	6,573

Long-term inventories	214	210

6. Petroleum and Alcohol Account - Receivable from Federal Government

The following summarizes the changes in the Petroleum and Alcohol account for the three-month period ended March 31, 2007:

Three-month period ended March 31, 2007

Opening balance	368
Financial income	2
Translation gain	15

Ending balance	385

Petrobras after having provided all needed information required by National Treasury Secretariat - STN is in articulation with this Secretariat aiming to solve the remaining outstanding differences existing between the parts, in order to conclude the settlement process as established by Provisional Measure No. 2,181, of August 24, 2001.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

7. Financings

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	March 31, 2007	December 31, 2006

Imports - oil and equipment	51	148
Working capital	1,296	1,145

	1,347	1,293

The weighted average annual interest rates on outstanding short-term borrowings were 4.35% and 4.68% at March 31, 2007 and December 31, 2006, respectively.

7. Financings (Continued)

b) Long-term debt (Continued)

• Composition

	March 31, 2007	December 31, 2006

Foreign currency
Notes	3,337	4,217
Financial institutions	3,780	3,550
Sale of future receivables	664	680
Suppliers’ credits	1,199	1,215
Senior exchangeable notes	330	330
Assets related to export program be offset against	(150)	(150)
sales of future receivables
Repurchased securities (1)	(19)	(19)

	9,141	9,823

Local currency
National Economic and Social Development
Bank - BNDES (state-owned company)	281	865
Debentures:
BNDES (state-owned company)	620	626
Other banks	1,152	1,093
Other	833	209

	2,886	2,793

Total	12,027	12,616
Current portion of long-term debt	(1,560)	(2,106)

	10,467	10,510

(1) At March 31, 2007 and December 31, 2006, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the Petrobras group companies and some of the SPEs that the Company consolidates according to FIN 46(R), in the total amount of US$352 and US$245, respectively.These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of US$19 (US$19 for December 31, 2006), and project financings, of US$333 (US$226 for December 31, 2006) (see also Note 9). Gains and losses on the extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lower than face amount are recorded as premium or discounts and are amortized over the life of the notes. Petrobras did not recognize losses on extinguishment of debt during the three month period ended March 31, 2006 and 2007. As of March 31, 2007 and December 31, 2006, the Company had an outstanding balance of net premiums on reissuance that amounted to US$39 and US$45, respectively.

7. Financings (Continued)

b) Long-term debt (Continued)

• Composition of foreign currency denominated debt by currency

	March 31, 2007	December 31, 2006

Currency
United States dollars	8,259	8,928
Japanese Yen	616	626
Euro	266	269

	9,141	9,823

• Maturities of the principal of long-term debt

The long-term portion at March 31, 2007 becomes due in the following years:

2008	1,131
2009	938
2010	1,732
2011	887
2012	1,612
2013 and thereafter	4,167

10,467

7. Financings (Continued)

b) Long-term debt (Continued)

Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	March 31, 2007	December 31, 2006

Foreign currency
6% or less	2,394	2,373
Over 6% to 8%	4,084	3,805
Over 8% to 10%	2,489	3,321
Over 10% to 15%	174	324

	9,141	9,823

Local currency
6% or less	479	470
Over 6% to 8%	186	167
Over 8% to 10%	854	858
Over 10% to 15%	1,367	1,298

	2,886	2,793

	12,027	12,616

Global Notes

The subsidiary Petrobras International Finance Company - PifCo made a note exchange offer, with the transaction being settled on February 07, 2007. PifCo consequently received and accepted offers to the amount of US$399 (face value). The old securities received under the exchange were cancelled on the same date and as a result PifCo issued new securities on the transaction settlement date maturing in 2016 with a coupon of 6.125% p.a. to the amount of US$399. The securities constitute a single, fungible issuance with the US$500 issued on October 06, 2006, amounting to US$899 in securities issued with maturity in 2016. PifCo also paid investors the amount equal to US$56 as a result of the offering to exchange the securities. The transaction has been treated as an exchange for financial reporting purposes and accordingly, the US$56 will be amortized to interest expense over the life term of the notes in accordance with the effective interest rate.

8. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the three-month periods ended March 31, 2007 and 2006 are shown as follows:

	Three-month period ended March 31,

	2007	2006

Financial expenses
Loans and financings	(291)	(289)
Capitalized interest	287	219
Project financings	(67)	(98)
Leasing	(22)	(28)
Other	(13)	(35)

	(106)	(231)

Financial income
Investments	133	(15)
(Loss)/ Gain on hedge transactions	38	(328)
Clients	28	59
Government securities	11	11
Advances to suppliers	6	7
Other	90	74

	306	(192)

Monetary and exchange variation on monetary assets and liabilities, net	(337)	112

	(137)	(311)

9. Project Financings

Since 1997, the Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The special purpose entities associated with the project financings projects are consolidated based on FIN 46(R), and the project financing obligation represents the debt of the consolidated SPEs with the third-party lender.

9. Project Financings (Continued)

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at March 31, 2007 and December 31, 2006:

	March 31, 2007	December 31, 2006

Barracuda/Caratinga	1,305	1,405
Charter Development – CDC (1)	1,035	876
PDET Offshore S.A.	874	662
Transportadora Gasene	658	617
Cabiúnas	616	683
Nova Transportadora do Sudeste – NTS (2)	602	543
Codajás (3)	556	411
Nova Transportadora do Nordeste – NTN (2)	489	449
Companhia Locadora de Equipamentos Petrolíferos – CLEP	334	226
Espadarte/Voador/Marimbá (EVM)	287	282
Cia. de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	206	175
Nova Marlim	154	142
Albacora	56	46
Cia Petrolífera Marlim	32	57
Pargo, Carapeba, Garoupa and Cherne (PCGC)	27	26
Repurchased securities (4)	(333)	(226)

	6,898	6,374

Current portion of project financings	(2,374)	(2,182)

	4,524	4,192

(1) Charter Development – CDC is responsible for Marlim Leste (P-53 project).
(2) Nova Transportadora do Sudeste – NTS and Nova Transportadora do Nordeste – NTN take part in the consortium responsible for Malhas Project.
(3) Codajás consolidates Transportadora Urucu - Manaus S.A. which is responsible for the Amazonia Project.
(4) At March 31, 2007 and December 31, 2006, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings. (see also Note 7).

9. Project Financings (Continued)

The Company has received certain advances amounting to US$382 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At March 31, 2007, the long-term portion of project financings becomes due in the following years:

2008	1,438
2009	1,029
2010	541
2011	227
2012	221
2013 and thereafter	1,068

4,524

10. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At March 31, 2007, assets under capital leases had a net book value of US$1,322 (US$1,338 at December 31, 2006).

10. Capital Lease Obligations (Continued)

The following is a schedule by year of the future minimum lease payments at March 31, 2007:

2007	232
2008	303
2009	271
2010	218
2011	103
2012	45
2013 and thereafter	31

Estimated future lease payments	1,203

Less amount representing interest at 6.2% to 12.0% annual	(239)

Present value of minimum lease payments	964
Less current portion of capital lease obligations	(218)

Long-term portion of capital lease obligations	746

11. Employees’ Post-retirement Benefits and Other Benefits

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. In 2006, the Company made contributions of US$362 to pension and health care plans.

The balances related to Employees’ Post-retirement Benefits are represented as follows:

	As of

	March 31, 2007		December 31, 2006

	Pension benefits	Health care benefits	Pension benefits	Health care benefits

Current liabilities	169	-	198	-
Long-term liabilities	5,019	5,824	4,645	5,433

Employees’ post-retirement benefits obligations	5,188	5,824	4,843	5,433

Accumulated other comprehensive income	3,241	1,559	3,110	1,495
Tax effect	(1,102)	(530)	(1,058)	(508)

Net balance recorded in shareholders’ equity	2,139	1,029	2,052	987

Net periodic benefit cost includes the following components:

	As of March 31,

	2007		2006

	Pension benefits	Health care benefits	Pension benefits	Health care benefits

Service cost - benefits earned during the period	50	23	43	20
Interest on projected benefit obligation	460	146	424	147
Expected return on plan assets	(338)	-	(282)	-
Amortization of net (gain)/ loss	41	19	78	34
Amortization of prior service cost	-	17	-	-

	213	205	263	201

Employees’ contributions	(38)	-	(33)	-

Net periodic benefit cost	175	205	230	201

11. Employees’ Post-retirement Benefits and Other Benefits (Continued)

The Company has been evaluating alternatives to a new model of its supplementary pension plan, including analyses of negotiated arrangements for the settlement of actuarial deficits.

On April 19, 2006, the Company, aiming to achieve an agreement regarding its Supplementary Pension Plan, presented to employee participants and retirees a proposal to bring equilibrium to the actual Petros Plan and to implement a new plan, denominated Petros Plan 2.

Execution of the proposal presented by the Company’s Executive Board was subject to a number of conditions, including the renegotiation of the Petros Plan Regulations, in relation to the means of readjusting the benefits and pensions, considering a significant rate of individual accession of employees and dependants.

The target for the minimum accession number to the renegotiation was set at 2/3 (two-thirds) of the members and the final deadline for them to make their choice was February 28, 2007. The target was met and the proposal submitted by the Company became effective, which changed two conditions of the plan: i) salary increases of active employees will no longer be passed to retired employees, who will be entitled to inflation indexation (IPCA); and ii) eventual decreases in pensions provided by the governmental plan will no longer be absorbed by Petros. These changes did not materially affect the projected benefit obligation.

In return for accepting the renegotiation, in March 2007 the participants, retired members and pensioners received the financial incentive of US$498 that was recorded as component of “Other operating expenses, net”.

There are two main judicial proceedings taken by some pensioners against Petros, which are: i) the lowering of age for employees who joined Petrobras in 1978/1979 and; ii) same coverage of governmental pension for widows. Petrobras is waiting for the final settlement of those proceedings to determine whether the requests taken to court should be included the actuarial premises calculation and alternatives to fund the pension plan in case of loss.

11. Employees’ Post-retirement Benefits and Other Benefits (Continued)

The New Supplementary pension plan for employees who joined Petrobras after 2002 is still being approved by the regulators. Petrobras has not provided for any benefit under the new plan, as it is not possible to estimate how many employees will join the plan. Petrobras and the other sponsors will fully assume the contributions corresponding to the period in which the new participants had no plan. This past service shall consider the period from the date of admission to the date enrolment commenced in the PETROS Plan 2. The disbursements will be conducted over the first months for contributions up to the total months the participant had no plan, and shall cover the portion relating to the participants and sponsor. The maximum estimated value of this actuarial commitment as of March 31, 2007 if the plan is approved by SPC and accepted by all new employees was US$139.

12. Shareholders’ Equity

The Company’s subscribed and fully paid-in capital at March 31, 2007 and at December 31, 2006 consisted of 2,536,673,672 common shares and 1,850,364,698 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

The relation between the American Depository Shares (ADS) and shares of each class has been four shares for one ADS since September 1, 2005.

On May 11, 2007, the Board of Directors approved the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares (ADS’s) from the existing 4 (four) shares for each ADS to 2 (two) shares for each ADS. The purpose of this change in the ratio between the shares and ADS’s is to facilitate the purchase of ADS’s on the New York Stock Exchange – NYSE by small investors, consequently broadening the Company’s shareholder base. This decision also reflects Petrobras’ confidence in its future results. This change will come into effect on July 2, 2007.

12. Shareholders’ Equity (Continued)

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 2, 2007, the shareholders of Petrobras approved an increase in the Company’s capital to US$24,623 (R$52,644) through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$1,577 (R$3,372), and of statutory reserve, in the amount of US$471 (R$1,008), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6.404/76.

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 3, 2006, the shareholder’s of the Company approved an increase in the Company’s capital to US$22,397 (R$48,248) through the capitalization of retained earnings accrued during previous financial years, in the amount of US$6,969 (R$15,012), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6,404/76.

Pursuant to article 29, section II of the Company Bylaws, on December 15, 2006, the Board of Directors authorized the buyback of part of the preferred shares in circulation for future cancellation, using funds from the profit reserves subject to the following terms:

a) Objective: reduce the excess cash and enhance the capital structure, helping to reduce the cost of Petrobras’ capital.

b) Amount: up to 91.500.000 preferred shares, corresponding to 4,9% of the total of this class of share in circulation, which is 1.850.364.698 shares;

c) Price: the acquisition will occur on the Stock Exchange, at market values on the acquisition dates throughout the buyback term;

d) Term: up to 365 (three hundred and sixty-five) days as from December 15, 2006.

12. Shareholders’ Equity (Continued)

On April 02, 2007, the Ordinary General Meeting approved dividends referring to the year end 2006, amouting to US$3,693 corresponding to US$0.84 per common and preferred share, including interest on shareholders’ equity, for which US$2,052 were made available to the shareholders on January 04, 2007, corresponding to US$0.47 per share, based on the share position as of October 31, 2006, US$923 was provided on March 30, 2007, based on the share position as of December 28, 2006, corresponding to US$0.21 per share and the remaining balance of US$718, corresponding to US$0.16 per share, were provided within the legal term on May 17, 2007, based on the share position as of April 02, 2007.

The dividends are restated according to the Selic interest rate from December 31, 2006 to May 17, 2007, the date payment of each portion commenced.

Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month period ended March 31,

	2007	2006

Net income for the period	2,159	3,163

Less priority preferred share dividends	(809)	(459)
Less common shares dividends, up to the priority preferred shares
dividends on a per-share basis	(1,109)	(629)

Remaining net income to be equally allocated to common and preferred
shares	241	2,075

Weighted average number of shares outstanding
Common	2,536,673,672	2,536,673,672
Preferred	1,850,394,698	1,849,478,028

Basic and diluted earnings per:
Common and preferred share	0.49	0.72
Common and preferred ADS	1.96	2.88

13. Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily determinable.

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. At March 31, 2007 and December 31, 2006, the respective amounts accrued by type of claims are as follows:

	March 31, 2007	December 31, 2006

Labor claims	39	38
Tax claims	54	47
Civil claims	100	97
Commercials claims and other contingencies	37	51

Total	230	233

Current contingencies	(27)	(25)

Long-term contingencies	203	208

As of March 31, 2007 and December 31, 2006, in accordance with Brazilian law, the Company had paid US$807 and US$816, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

b) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

14. Segment Information

The following presents the Company’s assets by segment:

	As of March 31, 2007

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	3,569	10,140	1,683	2,602	2,129	12,684	(4,337)	28,470

	-	-	-	-	-	9,667	-	9,667
Cash and cash equivalents	3,569	10,140	1,683	2,602	2,129	3,017	(4,337)	18,803
Other current assets

Investments in non-consolidated companies
and other investments	48	947	426	1,635	51	134	-	3,241

Property, plant and equipment, net	34,902	10,596	7,354	6,243	1,588	2,146	-	62,829

Non current assets	1,416	474	1,206	556	299	3,146	(463)	6,634

Petroleum and Alcohol account	-	-	-	-	-	385	-	385
Government securities	-	-	-	-	-	544	-	544
Other assets	1,416	474	1,206	556	299	2,217	(463)	5,705

Total assets	39,935	22,157	10,669	11,036	4,067	18,110	(4,800)	101,174

14. Segment Information (Continued)

	As of March 31, 2007

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	1,743	1,072	1,060	148	189	(1,610)	2,602

Cash and cash equivalents	-	-	-	-	-	-	-
Other current assets	1,743	1,072	1,060	148	189	(1,610)	2,602
Investments in non-consolidated companies						-
and other investments	931	360	300	21	23	-	1,635

Property, plant and equipment, net	4,795	853	213	153	258	(29)	6,243

Non current assets	596	34	56	24	792	(946)	556

Other assets	596	34	56	24	792	(946)	556

Total assets	8,065	2,319	1,629	346	1,262	(2,585)	11,036

14. Segment Information (Continued)

	As of December 31, 2006

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,966	9,668	1,256	2,371	1,978	15,413	(2,697)	30,955

Cash and cash equivalents	-	-	-	-	-	12,688	-	12,688
Other current assets	2,966	9,668	1,256	2,371	1,978	2,725	(2,697)	18,267

Investments in non-consolidated companies
and other investments	33	970	394	1,721	20	124	-	3,262

Property, plant and equipment, net	33,979	9,828	6,828	5,722	1,468	1,072	-	58,897

Non current assets	1,388	354	1,119	460	209	2,523	(487)	5,566

Petroleum and Alcohol account	-	-	-	-	-	368	-	368
Government securities	-	-	-	-	-	479	-	479
Other assets	1,388	354	1,119	460	209	1,676	(487)	4,719

Total assets	38,366	20,820	9,597	10,274	3,675	19,132	(3,184)	98,680

14. Segment Information (Continued)

	As of December 31, 2006

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	1,486	1,019	954	134	219	(1,441)	2,371

Cash and cash equivalents	-	-	-	-	-	-	-
Other current assets	1,486	1,019	954	134	219	(1,441)	2,371
Investments in non-consolidated companies
and other investments	990	360	280	66	25	-	1,721

Property, plant and equipment, net	4,436	834	216	162	94	(20)	5,722

Non current assets	546	36	49	13	669	(853)	460

Other assets	546	36	49	13	669	(853)	460

Total assets	7,458	2,249	1,499	375	1,007	(2,314)	10,274

14. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Three - month period ended March 31, 2007

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	804	10,294	680	1,866	4,756	-	-	18,400
Inter-segment net operating revenues	7,258	3,820	260	294	101	-	(11,733)	-

Net operating revenues	8,062	14,114	940	2,160	4,857	-	(11,733)	18,400
Cost of sales	(3,269)	(11,915)	(811)	(1,697)	(4,399)	-	11,636	(10,455)
Depreciation, depletion and amortization	(667)	(228)	(75)	(111)	(29)	(47)	-	(1,157)
Exploration, including exploratory dry holes	(97)	-	-	(205)	-	-	-	(302)
Selling, general and administrative expenses	(79)	(389)	(111)	(167)	(244)	(387)	19	(1,358)
Research and development expenses	(89)	(34)	(19)	-	(1)	(37)	-	(180)
Other operating expenses	(106)	(106)	(56)	(62)	(17)	(386)	-	(733)

Costs and expenses	(4,307)	(12,672)	(1,072)	(2,242)	(4,690)	(857)	11,655	(14,185)
Equity in results of non-consolidated companies	-	1	12	16	-	-	-	29
Financial income (expenses), net	-	-	-	-	-	(137)	-	(137)
Employee benefit expense	-	-	-	-	-	(226)	-	(226)
Other taxes	(9)	(20)	(11)	(12)	(24)	(66)	-	(142)
Other expenses, net	6	3	(1)	10	(2)	(1)	-	15

Income (loss) before income taxes and	3,752	1,426	(132)	(68)	141	(1,287)	(78)	3,754
minority interest
Income tax benefits (expense)	(1,276)	(485)	49	(36)	(48)	341	27	(1,428)
Minority interest in results of consolidated
subsidiaries	(60)	(4)	(61)	(33)	3	(12)	-	(167)

Net income (loss) for the period	2,416	937	(144)	(137)	96	(958)	(51)	2,159

14. Segment Information (Continued)

	Three - month period ended March 31, 2007

				International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	138	1,117	174	430	8	(1)	1,866
Inter-segment net operating revenues	446	344	14	3	-	(513)	294

Net operating revenues	584	1,461	188	433	8	(514)	2,160
Cost of sales	(255)	(1,421)	(148)	(393)	(8)	528	(1,697)
Depreciation, depletion and amortization	(81)	(18)	(4)	(5)	(3)	-	(111)
Exploration, including exploratory dry holes	(205)	-	-	-	-	-	(205)
Selling, general and administrative expenses	(47)	(30)	(4)	(28)	(58)	-	(167)
Other operating expenses	(45)	1	3	3	(24)	-	(62)

Costs and expenses	(633)	(1,468)	(153)	(423)	(93)	528	(2,242)
Equity in results of non-consolidated companies	(4)	5	10	-	5	-	16
Other taxes	(1)	(1)	-	(1)	(9)	-	(12)
Other expenses, net	(1)	-	11	-	-	-	10

Income (loss) before income taxes and
minority interest	(55)	(3)	56	9	(89)	14	(68)
Income tax benefits (expense)	(23)	(6)	-	(1)	(6)	-	(36)

Minority interest in results of consolidated subsidiaries	(17)	(1)	(9)	(1)	(5)	-	(33)

Net income (loss) for the period	(95)	(10)	47	7	(100)	14	(137)

14. Segment Information (Continued)

	Three - month period ended March 31, 2006

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	814	9,692	553	880	4,275	-	-	16,214
Inter-segment net operating revenues	7,948	3,479	297	286	67	-	(12,077)	-

Net operating revenues	8,762	13,171	850	1,166	4,342	-	(12,077)	16,214
Cost of sales	(3,288)	(11,429)	(661)	(620)	(3,925)	-	11,811	(8,112)
Depreciation, depletion and amortization	(433)	(188)	(35)	(113)	(33)	(14)	-	(816)
Exploration, including exploratory dry holes	(44)	-	-	(94)	-	-	-	(138)
Selling, general and administrative expenses	(101)	(310)	(95)	(104)	(256)	(291)	20	(1,137)
Research and development expenses	(41)	(21)	(7)	(1)	(1)	(42)	-	(113)
Other operating expenses	66	-	(72)	(20)	2	(70)	13	(81)

Costs and expenses	(3,841)	(11,948)	(870)	(952)	(4,213)	(417)	11,844	(10,397)
Equity in results of non-consolidated companies	-	1	7	8	-	(6)	-	10
Financial income (expenses), net	-	-	-	-	-	(311)	-	(311)
Employee benefit expense	-	-	-	-	-	(253)	-	(253)
Other taxes	(8)	(15)	(6)	(12)	(19)	(48)	-	(108)
Other expenses, net	(41)	(10)	9	(1)	2	-	-	(41)

Income (loss) before income taxes and
minority interest	4,872	1,199	(10)	209	112	(1,035)	(233)	5,114
Income tax benefits (expense)	(1,656)	(407)	4	(62)	(37)	347	78	(1,733)
Minority interest in results of consolidated subsidiaries	145	(11)	(39)	(65)	-	(248)	-	(218)

Net income (loss) for the period	3,361	781	(45)	82	75	(936)	(155)	3,163

14. Segment Information (Continued)

	Three - month period ended March 31, 2006

				International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	218	235	160	267	-	-	880
Inter-segment net operating revenues	400	368	10	2	-	(494)	286

Net operating revenues	618	603	170	269	-	(494)	1,166
Cost of sales	(185)	(553)	(131)	(267)	-	516	(620)
Depreciation, depletion and amortization	(88)	(16)	(3)	(3)	(3)	-	(113)
Exploration, including exploratory dry holes	(94)	-	-	-	-	-	(94)
Selling, general and administrative expenses	(35)	(15)	(2)	(18)	(34)	-	(104)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(6)	2	7	3	(32)	6	(20)

Costs and expenses	(408)	(582)	(129)	(285)	(70)	522	(952)
Equity in results of non-consolidated companies	5	4	(1)	-	-	-	8
Other taxes	(3)	(1)	-	-	(8)	-	(12)
Other expenses, net	-	-	-	-	(1)	-	(1)

Income (loss) before income taxes and
minority interest	212	24	40	(16)	(79)	28	209
Income tax benefits (expense)	(63)	(6)	(12)	6	21	(8)	(62)

Minority interest in results of consolidated subsidiaries	(38)	(4)	(6)	4	(21)	-	(65)

Net income (loss) for the period	111	14	22	(6)	(79)	20	82

14. Segment Information (Continued)

Capital expenditures incurred by segment for the three-month periods ended March 31, 2007 and 2006 are as follows:

	Three-month period ended March 31,

	2007	2006

Exploration and Production	1,811	1,565
Supply	576	436
Gas and Energy	291	158
International
Exploration and Production	655	228
Supply	41	20
Distribution	8	3
Gas and Energy	1	-
Distribution	126	70
Corporate	165	186

	3,674	2,666

15. New Hydrocarbons Law of Bolivia

The new Bolivian Hydrocarbons Law 3,058 has been in force since May 19, 2005. This law revokes the former Hydrocarbons Law 1,689 dated April 30, 1996.

The new law establishes, among other matters, a higher tax burden for companies of the sector, through royalties of 18% and a direct tax on hydrocarbons (IDH) of 32%, to be applied directly on 100% of the production, on top of taxes in force by operation of Law No. 843. In addition, the new legislation determines substitution of shared risk contracts for new contracts observing the models established in the Law, and introduces changes in the oil products distribution activity.

On June 30, 2006 the contracts term expired through which the major distribution companies distributed hydrocarbons in Bolivia. Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) took over national distribution as from that date. The company Petrobras Bolívia Distribución, which allowed the ownership of a major part of this business, is still operating in the sector through the service stations it owns.

15. New Hydrocarbons Law of Bolivia (Continued)

As of May 1, 2006, Supreme Decree 28,701 was enacted in Bolivia, through which, the natural hydrocarbon resources were nationalized. As a consequence, the companies that are currently engaged in gas and petroleum production activities, will have to transfer the ownership of all hydrocarbon production to YPFB.

The aforementioned Decree establishes that fields with a certified average natural gas production of over 100 million cubic feet per day in 2005, as is the case with the San Alberto and San Antonio fields where the Company operates, an additional amount will be paid to YPFB of 32% over of the production value, rising to a total of 82% of the Bolivian government’s interest. During the three-month period ended March 31, 2007, the Company had recorded a provision to pay the additional share to YPFB of 32% on the hydrocarbon production, to an amount equal to US$33.

Furthermore, according to this decree the State is nationalizing the shares required for YPFB to control, with a minimum of 50% plus one share, Petrobras Bolívia Refinación S.A. - PBR, in which Petrobras has an indirect interest of 100% (Petrobras International Braspetro B.V. - 51% and Petrobras Energia S.A. - 49%). The equity interest will be transferred to YPFB when the parties reach an agreement about the amount of economic compensation to be paid by YPFB to Petrobras, besides the former compliance of some legal and statutory assumptions.

On October 28, 2006 Petrobras Bolívia and its partners executed operating contracts with YPFB for San Alberto and San Antonio fields. These contracts establish that the revenues, royalties, profit shares, IDH, shipment and compression will be absorbed by YPFB, and the cost of production and investments made by the companies should be reimbursed as remuneration to the owner. Any difference which may exist will be distributed between the Bolivian state company and the companies, at percentages varying according to production and the investment recovery factor.

In a document attached to contracts entitled “Investments made”, Petrobras and its partners state the investment amounts net of amortization, which will be reviewed taking into account the results of the audits contracted by the Hydrocarbons Ministry, which communicated Petrobras about the auditing conclusions. Currently the Company is waiting for the final results, since once obtained and analyzed, will allow the Company to determine the possible effects on the Company’s investments.

15. New Hydrocarbons Law of Bolivia (Continued)

Supreme Decree 28,900-A issued October 28, 2006 established that the companies will continue operating in Bolivia in accordance with Supreme Decree 28,701, including article 3, paragraph 1 which establishes the additional payment of 32% for the San Alberto and San Antonio fields until the aforementioned contracts have been registered.

On November 28, 2006 the National Congress approved the 44 oil contracts (exploration and production), which include the contracts that Petrobras participates in/or operates, which mainly include the San Alberto and San Antonio fields. On January 11, 2007 Laws were published by which the Bolivian Legislative Branch approved these contracts, including those referring to the San Alberto and San Antonio fields. On May 02, 2007 the contracts were registered and Petrobras’ oil and gas exploration and production operations in the aforementioned blocks are now conducted pursuant to the terms stated in the contract.

On February 27, 2007 the Ministério de Hidrocarburos y Energia da Bolívia issued Resolution 021/2007 which determines the payment, including the months November through March 2007, of YPFB's additional 32% share of production. Petrobras Bolivia filed an administrative appeal requesting the effects of this resolution be overturned, given that the new contracts were executed on October 28, 2006 and that the Company was not responsible for registering the contracts.

On May 7, 2007, the Bolivian Government published the Supreme Decree 29,122 in which the YPFB assumes the commercial operations of reconstituted petroleum and white gasoline, produced by the refineries of Petrobras Bolívia Refinación S.A. – PBR. This Decree determined a regulated price of US$ 30.35 per barrel of reconstituted petroleum and US$ 31.29 per barrel of white gasoline and reserved rights on any gains from their sale on the international market (export).

On May 10, 2007, through a letter from the Bolivian Ministry of Hydrocarbons and Energy sent to Petrobras, the Bolivian government and YPFB agreed with the general terms presented by Petrobras to sell the Company’s entire equity interest in the refineries in Bolivia amounting to US$ 112 which will not generate material results. The procedures to transfer the control of the refineries and the terms of payment have not been formalized yet.

15. New Hydrocarbons Law of Bolivia (Continued)

The amount proposed by Petrobras was calculated based on the future cash flow, prepared by an independent international financial institution, in accordance with usual business practices. During the time they were under the management of Petrobras, the refineries generated a positive cash flow, also paying out dividends. This appraisal of the refineries did not take into consideration the implications of the Supreme Decree which affects the export of reconstituted petroleum and white gasoline.

PBR and PEBIS continue their normal operations under the control and management of the Company, and hence their consolidated financial statements are still being included in the Company’s consolidated financial statements. The consolidated total assets balance existing in Bolivia, as of March 31, 2007 amounted to US$1,179.

16. Review of Operating Agreements in Venezuela

In March of 2006, PESA, through its controlled and associated companies in Venezuela, entered into Memoranda of Understanding (MOU) with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP) in order to finalize the migration of operational agreements to mixed-capital companies. The MOUs establish that the interest of private partners in mixed-capital corporate companies should be limited to 40%, while the Venezuelan government participates with the remaining 60%. Thus, PESA’s indirect interest in the fields of Oritupano Leona, La Concepción, Acema and Mata Areas was defined as being of 22%, 36%, 34.5% and 34.5%, respectively.

Pursuant to the terms of the MOU, CVP shall acknowledge dividable and transferable credits in favor of the private companies with interest in the mixed-capital companies, which shall not be subject to interest and may be used in payment of the acquisition bonus of new areas for petroleum exploration and production activities or for a license to engage in gas exploration and production in Venezuela.

Due to the change in structure of shareholding interest in the mixed capital companies, from April 1, 2006 the Company no longer consolidates the assets, liabilities and results of the aforesaid operations in its consolidated statements, but presents them as equity investments in non-consolidated companies and other investments.

16. Review of Operating Agreements in Venezuela (Continued)

During the transition period and until the mixed companies have commenced operations, the consortia are being conducted and financed by Petrobras Energia Venezuela and the other partners, under the supervision of the transitory executive committee mainly comprised of PDVSA representatives. Due to changes in the legal structure occurred in Venezuela, as from January 1st, 2007, Petrobras has not received any financial information from the mixed companies and consequently has not accounted for any equity pick up results for the year. Petrobras will commence to recognize the equity pick up effects on a consistent basis upon obtaining reliable financial information from them.

17. Subsequent Events

a) Pesa Issues Notes

On May 07, 2007, Petrobras Energia S.A. (Pesa), a company indirectly controlled by Petrobras, issued notes amounting to US$300 with a term of 10 years and 5.875% interest p.a. Interest will be paid semiannually and the principal will be paid in a single installment at maturity. The issuance was made both in the Argentinean market and in the International market.

b) Ipiranga Negotiations

On April 18, 2007, Ultrapar (the “Comissioner”), having Braskem S.A. and Petróleo Brasileiro SA - Petrobras (through a commission agreement) as intervening parties, acquired for the amount of US$2,694 (R$5,486 million) 61.6% of the commons shares and 13.8% of the preferred shares in Refinaria de Petróleo Ipiranga SA (“RPI”), 65.5% of the common shares and 12.6% of the preferred shares in Distribuidora de Produtos de Petróleo Ipiranga SA (“DPPI”), and 3.6% of the common shares and 0.4% of the preferred shares in Companhia Brasileira de Petróleo Ipiranga (“CBPI”) held by the controlling shareholders of the Ipiranga Group.

17. Subsequent Events (Continued)

b) Ipiranga Negotiations (Continued)

Under the agreement signed by Ultrapar, Braskem and Petrobras, Ultrapar will have the control over the fuel and lubricant distribution businesses in the South and South-East regions (“Southern Distribution Assets”), Petrobras will have the control over the fuel and lubricant distribution businesses in the North, North-East and Central-West regions (“Northern Distribution Assets”), and Braskem will have the control over the petrochemical assets of Ipiranga Química SA, Ipiranga Petroquímica SA (IPQ) and over this company’s interests in Companhia Petroquímica do Sul (Copesul). The oil refinery assets held by RPI will be equally shared by Petrobras, Ultrapar and Braskem.

On April 18, 2007, Ultrapar, Petrobras and Braskem paid as established in the purchase and sale agreement signed on March 18, 2007, US$1,010 relative to the controlling shareholders portion of the Ipiranga Group, US$362 of which was paid by Petrobras.

The US$362 was advanced by Petrobras to the Comissioner who will be responsible for the corporate reorganization of the acquired entity which will be subsequently exchanged for the advancement based upon the agreement. The transaction is expected to be completed by the end of 2007.

The transaction was submitted to the approval of Brazilian antitrust authorities (the Council for Economic Defense (CADE), the Office of Economic Law (SDE), the Economic Monitoring Agency (SEAE), as required by applicable laws and regulations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.